Exhibit 1

CEMEX LATAM HOLDINGS REPORTS FOURTH-QUARTER

AND FULL-YEAR 2012 RESULTS

•	CLH reports 44% growth in pro forma Operating EBITDA for full year 2012.

BOGOTÁ, COLOMBIA, FEBRUARY 6, 2013 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that, on a pro forma basis, consolidated net sales increased by 23% during the fourth quarter of 2012 to US$404 million and increased 25% for the full year to approximately US$1.6 billion versus the comparable periods in 2011. Pro forma operating EBITDA increased by 38% during the fourth quarter of 2012 to US$141 million and increased 44% for the full year to US$548 million versus 2011.

CLH’s Pro forma Financial and Operational Highlights

•	The increase in consolidated net sales for the quarter was due to higher volumes and prices in local-currency terms in most of our markets.

•	The infrastructure and residential sectors were the main drivers of demand in most of our markets.

•	Pro forma free cash flow after maintenance capital expenditures for the quarter was US$104 million. For the full-year 2012, it reached US$307 million.

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Pro forma operating earnings before other expenses, net, in the fourth quarter increased by 34%, to US$119 million, from the comparable pro forma period in 2011 and increased 55%, to US$480 million, for the full-year 2012.

Carlos Jacks, CEO of CLH, said, “We are very pleased with the impressive operating EBITDA growth and operating EBITDA margin expansion on a like-to-like basis seen during the fourth quarter and the full year 2012. During 2012, we achieved record cement volumes and operating EBITDA generation in Colombia, Panama, Nicaragua and Brazil.

For 2013 we expect a solid macroeconomic outlook and favorable industry fundamentals in our region that will translate into increased consolidated volumes. We are well-positioned to continue capturing this growth, supported by our customer solutions strategy for the different segments which we serve.”

Consolidated Corporate Results

During the fourth quarter of 2012, controlling interest net income was a gain of US$88 million.

Net debt was US$1.6 billion during the quarter.

Geographical Markets Fourth Quarter 2012 Highlights

Net sales in our operations in Colombia increased 28% in the fourth quarter of 2012 to US$235 million, compared with US$183 million in the fourth quarter of 2011. Operating EBITDA increased 62% to US$106 million versus the same period of last year.

CLH’s operations in the Panama reported net sales of US$68 million in the fourth quarter of 2012, up 17% from the same period in 2011. Operating EBITDA increased 21% to US$28 million during the quarter.

In Costa Rica, net sales increased 25% to US$33 million, compared with US$27 million in the fourth quarter of 2011. Operating EBITDA reached US$12 million for the quarter, 22% higher than the same period last year.

In the Rest of CLH net sales were US$71 million, 14% higher versus those in the comparable period in 2011. Operating EBITDA decreased 2% to US$17 million for the quarter versus the comparable period in 2011.

CEMEX Latam Holdings is a regional leader in the building solutions industry that provides high-quality products and reliable service to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CEMEX Latam Holdings aims to serve the needs of its customers and create value for stakeholders by becoming the most efficient and innovative building solutions company in the region.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

For convenience of the reader the 2012 pro forma consolidated financial information was adjusted to reflect the additional results of the operating subsidiaries for the first half of the year and reflect the 5% corporate charges and royalties agreement entered into by CLH with CEMEX. The 2011 pro forma combined financial information was adjusted to reflect (on a like-to-like basis) the 5% corporate charges and royalties agreement entered into by CLH with CEMEX. Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are presented on a consolidated basis in 2012 and combined basis in 2011 based on the financial statements of CLH’s subsidiaries prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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